FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              For January 31, 2006

                           BLUEPHOENIX SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                     8 MASKIT STREET, HERZLIA 46120, ISRAEL
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

     Attached to the Registrant's Form 6-K for January 31, 2006 and incorporated by reference herein is the Registrant's immediate report dated January 31, 2006.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      BLUEPHOENIX SOLUTIONS LTD.
                                                      (Registrant)



                                                      By: /S/ Yael Peretz
                                                      -------------------
                                                      Yael Peretz
                                                      Legal Advisor


Dated: January 31, 2006

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

                        SEPTEMBER 30, 2005 INTERIM REPORT

                                TABLE OF CONTENTS


                                                                                      PAGE
Consolidated Unaudited Interim Financial Statements:

      Consolidated Unaudited Interim Balance Sheets                                     1

      Consolidated Unaudited Interim Statements of Operations                           2

      Consolidated Unaudited Interim Statements of Changes in Shareholders' Equity      3

      Consolidated Unaudited Interim Statements of Cash Flows                           4

      Note to the Condensed Unaudited Interim Consolidated Financial Statements       5-11

 Management Discussion and Analysis of Financial Condition and Results of Operations   12

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

                           CONSOLIDATED BALANCE SHEETS


                                                                  SEPTEMBER   DECEMBER
                                                                     30,         31,
                                                                  --------    --------
                                                                    2005        2004
                                                                  --------    --------
                                                                  UNAUDITED   AUDITED
                                                                  --------    --------
                                                                     (IN THOUSANDS)
                                                                  --------------------
      ASSETS
      CURRENT ASSETS:
    Cash and cash equivalents                                     $  8,319    $  9,363
    Marketable securities                                                -         177
    Trade accounts receivable                                       17,895      15,814
      Other current assets                                           2,431       2,567
                                                                  --------    --------
              Total current assets                                  28,645      27,921
                                                                  --------    --------

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (NOTE 2)                 400           -
                                                                  --------    --------

FIXED ASSETS:
    Cost                                                            11,320      10,614
    Less - accumulated depreciation                                  9,103       7,921
                                                                  --------    --------
                                                                     2,217       2,693
                                                                  --------    --------

GOODWILL (NOTE 3)                                                   37,617      37,090
                                                                  --------    --------

      CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER (NOTE 4)     27,232      23,178
                                                                  ========    ========
TOTAL ASSETS                                                      $ 96,111    $ 90,882
                                                                  ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term bank credit (Note 5)                               $ 13,233    $  7,214
    Accounts payable and accruals:
       Trade                                                         2,736       4,382
       Deferred revenue                                              4,209       2,583
       Other                                                         7,261       7,385
                                                                  --------    --------
              Total current liabilities                             27,439      21,564
                                                                  --------    --------
LONG-TERM LIABILITIES:
    Convertible debentures                                           4,269       5,149
    Accrued severance pay, net                                       1,294       1,160
    Provision for losses in formerly-consolidated subsidiary         1,971       1,971
    Loans from banks and others (Note 6)                             5,280       7,537
                                                                  --------    --------
              Total long-term liabilities                           12,814      15,817
                                                                  --------    --------
MINORITY INTERESTS                                                   4,910       4,870
                                                                  --------    --------
COMMITMENTS AND CONTINGENCIES (NOTE 7)
SHAREHOLDERS' EQUITY:
   Share capital                                                        31          31
   Capital surplus                                                  56,173      54,953
   Accumulated other comprehensive income (loss)                    (1,514)     (1,631)
   Retained earnings                                                10,966       9,986
                                                                  --------    --------
                                                                    65,656      63,339
                                                                  --------    --------
   Cost of Company shares held by subsidiaries (Note 9)            (14,708)    (14,708)
                                                                  --------    --------
              Total shareholders' equity                            50,948      48,631
                                                                  --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 96,111    $ 90,882
                                                                  ========    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                 NINE MONTHS ENDED   YEAR ENDED
                                                   SEPTEMBER 30,    DECEMBER 31,
                                                ------------------    --------
                                                  2005      2004        2004
                                                -------   --------    --------
                                                    UNAUDITED         AUDITED
                                                ------------------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                           AMOUNTS)
                                                ------------------------------

Revenues (Note 8)                               $43,504   $ 42,643    $ 57,186

Cost of revenues                                 18,947     18,046      24,253
                                                -------   --------    --------
         Gross profit                            24,557     24,597      32,933

Software development costs, net                   5,916      6,073       8,055

Selling, general and administrative expenses     16,237     15,844      21,388
                                                -------   --------    --------
         Operating income                         2,404      2,680       3,490

Financial expenses, net                           1,521        928         882

Gain on realization of shareholdings                  -        112         112

Other income, net                                    97        975         975
                                                -------   --------    --------
         Income before taxes on income              980      2,839       3,695

Taxes on income                                       3          5         260
                                                -------   --------    --------
                                                    977      2,834       3,435

Equity in losses of affiliated companies, net         -        424         516

Minority interests                                    3       (196)        (73)
                                                -------   --------    --------
         Net income                             $   980   $  2,214    $  2,846
                                                =======   ========    ========


EARNINGS PER SHARE:
         Basic                                  $  0.07   $   0.16    $   0.21
                                                =======   ========    ========

         Diluted                                $  0.07   $   0.16    $   0.21
                                                =======   ========    ========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
         Basic                                   13,568     13,519      13,523
                                                =======   ========    ========

         Diluted                                 14,951     14,713      14,679
                                                =======   ========    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                              SHARE CAPITAL
                                          --------------------
                                                                                                    COST OF
                                                                            ACCUMULATED             COMPANY
                                                                               OTHER                SHARES
                                            NUMBER OF             CAPITAL  COMPREHENSIVE RETAINED   HELD BY
                                             SHARES      AMOUNT   SURPLUS     INCOME     EARNINGS SUBSIDIARIES    TOTAL
                                          ------------    ----    --------    -------    -------   ---------    --------
                                                                   (IN THOUSANDS, EXCEPT SHARES)

BALANCE AT JANUARY 1, 2004                $ 13,484,276    $ 30    $ 54,412    $(1,476)   $ 7,140   $ (14,708)   $ 45,398
CHANGES DURING 2004:
   Components of comprehensive income:
      Net income                                     -       -           -          -      2,846           -       2,846
      Currency translation adjustments               -       -           -       (155)         -           -        (155)
                                                                                                                --------
       Total comprehensive income                                                                                  2,691
                                                                                                                --------

   Issuance of shares                           31,496       1         199          -          -           -         200
   Issuance of options                               -       -          48          -          -           -          48
   Beneficial conversion features                    -       -         173          -          -           -         173
   Exercise of employee share options           33,767       -         121          -          -           -         121
                                          ------------    ----    --------    -------    -------   ---------    --------
BALANCE AT DECEMBER 31, 2004                13,549,539    $ 31    $ 54,953    $(1,631)   $ 9,986   $ (14,708)   $ 48,631
                                          ============    ====    ========    =======    =======   =========    ========

CHANGES DURING 2005:
   Components of comprehensive income:
      Net income                                     -       -           -          -        980           -         980
      Currency translation adjustments               -       -           -        117          -           -         117
                                                                                                                --------
       Total comprehensive income                                                                                  1,097
                                                                                                                --------

   Classification of warrants to equity              -       -         871          -          -           -         871
   Beneficial conversion features                    -       -         325          -          -           -         325
   Exercise of employee share options            7,999       -          24          -          -           -          24
                                          ------------    ----    --------    -------    -------   ---------    --------
BALANCE AT SEPTEMBER 30, 2005               13,557,538    $ 31    $ 56,173    $(1,514)   $10,966   $ (14,708)   $ 50,948
                                          ============    ====    ========    =======    =======   =========    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         NINE MONTHS ENDED    YEAR ENDED
                                                                            SEPTEMBER 30,    DECEMBER 31,
                                                                          2005        2004        2004
                                                                        -------    --------    --------
                                                                             UNAUDITED         AUDITED
                                                                        -------------------    --------
                                                                                 (IN THOUSANDS)
                                                                        -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                           $   980    $  2,214    $  2,846
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Minority interest in earnings of consolidated subsidiaries                (3)        196          73
   Equity in losses of affiliated companies, net                              -         424         516
   Depreciation and amortization                                          4,826       3,347       4,430
   Decrease in accrued severance pay, net                                  (240)       (176)       (362)
   Loss (gain) from sale of fixed assets                                    (26)          6          14
   Gain on realization of shareholdings and expiration of options             -          59        (112)
   Change in value of long term-loans and liabilities                       355         119         275
   Deferred taxes                                                           (55)         34        (104)
   Changes in operating assets and liabilities:
      Decrease in marketable securities                                     177         261         600
      Increase in trade receivables                                        (931)     (4,113)     (2,011)
      Decrease (increase) in other current assets                           713      (1,019)       (335)
      Increase (decrease) in trade payables                              (2,290)       (201)        437
      Decrease in other accounts payable                                    (70)     (2,479)     (5,138)
                                                                        -------    --------    --------
         Net cash provided (used) by operating activities                 3,436      (1,328)      1,129
                                                                        -------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                (544)       (820)     (1,118)
   Proceeds from sale of fixed assets                                       280         182         203
   Investment in and loans to affiliated and other companies               (400)        (97)        (97)
   Repayment of loan                                                          -          68          68
   Proceeds from sale of investments                                          -       2,777       2,777
   Capitalization of software development and other costs                (6,054)     (5,103)     (7,117)
   Purchase of minority interest in subsidiaries                           (180)          -           -
   Investment in newly-consolidated subsidiaries                         (1,343)       (128)        (95)
                                                                        -------    --------    --------
         Net cash used in investing activities                           (8,241)     (3,121)     (5,379)
                                                                        -------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term bank credit, net                                              138      (2,885)     (2,350)
   Repayment of long-term loans                                            (382)       (304)     (2,063)
   Receipt of long-term loans                                             3,934       1,585       2,443
   Issuance of convertible debentures and warrants                            -       5,000       5,000
   Debentures issuance expense                                                -        (450)       (643)
   Exercise of employee share options                                        21          42         121
                                                                        -------    --------    --------
         Net cash provided by financing activities                        3,711       2,988       2,508
                                                                        -------    --------    --------

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                              50          49           -

NET DECREASE IN CASH AND CASH EQUIVALENTS                                (1,044)     (1,412)     (1,742)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            9,363      11,105      11,105
                                                                        -------    --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                $ 8,319    $  9,693    $  9,363
                                                                        =======    ========    ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                    UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     A.   GENERAL:

          BluePhoenix Solutions Ltd. ("BluePhoenix") (together with its subsidiaries "the Company") is an Israeli corporation, which operates in one business segment enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania and Israel. The Company operates in one reportable operating segment.


     B. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these financial statements.

     C.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

          In December 2004, the FASB issued FAS No. 123(R), "Share Based Payment." SFAS No. 123(R) requires that compensation costs related to share based payment transactions to be recognized in the financial statements. In most cases the amount of compensation cost will be measured based on the grant date fair value of the equity or liability issued. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Awards classified, as liabilities will be remeasured to fair value each reporting period. The compensation cost will be recognized over the period that the employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

          In April 2005, the Securities and Exchange Commission announced the adoption of a new rule which amends the effective date for Statement No. 123(R). The new rule does not change any of the accounting provisions. As a result, the Company will adopt the accounting provisions of Statement No. 123(R) as of January 1, 2006.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS 154 is a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of an accounting changes and error corrections. It established retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                    UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

     C.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.):

          SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this standard to have a material effect on the Company's financial statements or results of operations.

     D.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. The interim financial statements should be read in connection with the financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

NOTE 2 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES:

     ZULU. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of a certain milestone. We paid the first installment of $350,000 in February 2005 against the issuance to us of 8% of Zulu's outstanding share capital. We have not made additional payments on account of the purchase price pursuant to the purchase agreement since the agreed milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares of Zulu increasing our holdings in Zulu to 72% of Zulu's outstanding share capital. The aggregate consideration we paid for this additional purchase was $2.4 million. In addition, in February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu's and our software tools and services.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                    UNAUDITED

NOTE 3 - GOODWILL:

                                       SEPTEMBER  DECEMBER
                                          30,        31,
                                        -------   -------
                                          2005      2004
                                        -------   -------
                                       UNAUDITED  AUDITED
                                        -------   -------
                                          (IN THOUSANDS)
                                        -----------------

Carrying amounts at beginning of year   $37,090   $36,807

Acquired                                    527       283
                                        -------   -------
      Carrying amount at end of year    $37,617   $37,090
                                        =======   =======

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                   UNAUDITED

NOTE 4 - CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER:

A.   COMPOSITION:

                                                  SEPTEMBER  DECEMBER
                                                     30,        31,
                                                   -------   -------
                                                     2005      2004
                                                   -------   -------
                                                  UNAUDITED  AUDITED
                                                   -------   -------
                                                     (IN THOUSANDS)
                                                   -----------------

      Capitalized software development costs (2)   $25,229   $21,729

      Customer related intangible asset (3)          1,235       372

      Deferred issuance expenses, net                  369       516

      Rent deposit                                     118       176

      Deferred tax asset                               150       110
      Loans to others                                    -        85
      Secured promissory note to other Company           -        97

      Others                                           131        93
                                                   -------   -------
                                                   $27,232   $23,178
                                                   =======   =======


(2) Original amount                                 37,219    30,143

      Less - accumulated amortization               11,990     8,414
                                                   -------   -------
                                                   $25,229   $21,729
                                                   =======   =======

(3) Original amount                                  1,475       425

      Less-accumulated amortization                    240        53
                                                   -------   -------
                                                   $ 1,235   $   372
                                                   =======   =======

     4.   Ttransactions during 2005:

          I-TER. In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., or I-Ter, in two installments. At the first closing, held in June 2005, we purchased 51% of I-Ter's share capital, in consideration of $1.3 million. Under the terms of the transaction, we agreed to pay the selling shareholders of I-Ter an additional consideration of up to $725,000 calculated based on I-Ter's cumulative earnings before interest and taxes, referred to as EBIT, as follows: if the EBIT in any calander year during the three-year period commencing on January 1, 2005, is equal to or greater than $6,000, we will pay the selling shareholders $240,000 with respect to each such years.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                   UNAUDITED

NOTE 4 - CAPITALIZED SOFTWARE DEVELOPMENT COST AND OTHER (CONT.):

A.   4.   (CONT.)

     In addition, we agreed to pay to the selling shareholders, at the end of the three-year period mentioned above, an additional amount equal to five times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares.

     In accordance with the purchase agreement, we undertook to purchase the remaining 49% of I-Ter's share capital, at such date which is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final. The consideration to be paid to the selling shareholders at the second closing shall be equal to seven times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the 51% interest. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600,000, we shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600,000.

     I-Ter is a developer and marketer of software solutions for migration from DL1 to DB2, and from IMS/DC to CICS, porting of applications from mainframe and Unix Sun Solaris. In the second quarter of 2005, we entered into an alliance agreement with I-Ter for cooperation in marketing and selling I-Ter's and our software tools and services.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                   UNAUDITED

NOTE 5 - SHORT-TERM BANK CREDIT:

COMPOSITION:

                           AVERAGE INTEREST
                                 RATE
                                -------
                             SEPTEMBER 30,                 SEPTEMBER 30,    DECEMBER 31,
                                 2005         LINKAGE          2005            2004
                                -------        ------         -------         ------
                                                             UNAUDITED        AUDITED
                                -------        ------         -------         ------
                                   %            BASIS              (IN THOUSANDS)
                                -------        -------         ----------------------
Short-term bank loan               5.86         NIS            $ 1,926         $1,532

Short-term bank loan               5.68         CPI                 18              -

Short-term bank loan               5.43        Dollar            5,781          5,000

Short-term loan                    5.00        Dollar            4,416              -

Short-term bank loan               3.70         Euro             1,092            682
                                                               -------         ------
                                                               $13,233         $7,214
                                                               =======         ======


NOTE 6 - LOANS FROM BANKS AND OTHERS:

     A.   COMPOSITION:

      AVERAGE                                                         TOTAL LONG-TERM      TOTAL LONG-TERM
   INTEREST RATE                         LONG-TERM        CURRENT    LIABILITIES NET OF   LIABILITIES NET OF
      ------                            LIABILITIES      MATURITIES  CURRENT MATURITIES   CURRENT MATURITIES
    SEPTEMBER 30,                         ------           ------           ------              ------
       2005                                         SEPTEMBER 30 , 2005                    DECEMBER 31, 2004
      ------            LINKAGE           ----------------------------------------              ------
         %               BASIS                        (IN THOUSANDS)                        (IN THOUSANDS)
      ------             ------           ----------------------------------------              ------
       5.99              Dollar           $2,669           $    -           $2,669              $6,090
         8               NIS               1,402                -            1,402               1,416
       5.68              CPI                  25               18                7                  31
       4.17              Euro              1,202                -            1,202                   -
                                          ------           ------           ------              ------
                                          $5,298           $   18           $5,280              $7,537
                                          ======           ======           ======              ======

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                   UNAUDITED

NOTE 6 - LOANS FROM BANKS AND OTHERS (CONT.):

     B.   MATURITY DATES:

                                          SEPTEMBER 30,    DECEMBER 31,
                                             ------           ------
                                              2005             2004
                                             ------           ------
                                           UNAUDITED          AUDITED
                                             ------           ------
                                                 (IN THOUSANDS)
                                             -----------------------

     First year (current maturities)         $   18           $  104

     Second year                              2,774            7,482

     Third year                               2,506               30

     Fourth year                                  -               25
                                             ------           ------

         TOTAL                               $5,298           $7,641
                                             ======           ======

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

A.   COMMITMENTS:

     1. The Company is obligated to pay management fees to Formula in an annual amount equal to 3% of revenues, but not more than the Israeli currency equivalent of $180 thousand.

     2. Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing the Company's bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to banks relating to the credit line of a formerly-consolidated subsidiary.

     3. In connection with the credit line extended to the Company by Discount Le'Israel Ltd, Bank Hapoalim Ltd, Bank Leumi Le'Israel Ltd., Bank, First International Bank and., the Company committed to certain covenants related to its operation such as:

          a) maintaining a minimum level of shareholders' equity of no less than 40% of the Company's total assets and no less than $40 million;

          b) maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

          c) maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 55%.

     As of September 30, 2005, the company met all such financial covenants.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

           NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -
                                   UNAUDITED

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONT.):

B.   CONTINGENCIES:

     In July 2003, a former Liraz's shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares which the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No hearing has been scheduled for this lawsuit. The Company believes that the allegations against the Company in this proceed are without merit.


NOTE 8 - GEOGRAPHIC AREAS INFORMATION:

SALES - CLASSIFIED BY GEOGRAPHIC AREAS:

                                   NINE MONTHS ENDED        YEAR ENDED
                                     SEPTEMBER 30,          DECEMBER 31,
                                  ---------------------       -------
                                   2005           2004          2004
                                  -------       -------       -------
                                        UNAUDITED             AUDITED
                                  ---------------------       -------
                                            (IN THOUSANDS)
                                  -----------------------------------

USA                               $12,380       $15,514       $20,438

Europe (other than Denmark)        13,757        12,214        15,860

Denmark                             9,695         6,752        10,122

Israel                              5,824         6,235         8,353

Other                               1,848         1,928         2,413
                                  -------       -------       -------
                                  $43,504       $42,643       $57,186
                                  =======       =======       =======

Sales by geographic areas are determined based on the customer's location.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


NOTE 9 - COST OF COMPANY SHARES HELD BY SUBSIDIARIES:

During the years 1998 through 2002, two subsidiaries of the Company purchased a total of 1,870,565 the Company's shares for a total consideration of $14.7 million. In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $560,000. All of the Company's ordinary shares have equal voting rights. However, under applicable Israeli law, so long as the shares are held by the subsidiaries, they have no voting rights but confer upon their holders' participation rights upon distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

     We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for UNDERSTANDING, MIGRATION, REMEDIATION, and REDEVELOPMENT, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

     Our quarterly and annual revenues, gross profit, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these newly introduced tools, and the difficulties we have encountered in introducing our tools to their respective markets. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

     The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP for the nine months ended September 30, 2005 and 2004, and with any other selected financial data included elsewhere in this report.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

OVERVIEW

GENERAL

     In recent years, we have been affected by the global economic changes, in particular trends in capital spending in the information technology sector. During 2001 through 2003, uncertainties in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003 and 2004, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million and $57.2 million, respectively. In the nine months ended September 30, 2005 our revenues were $43.5 million. As part of this change, our average backlog has increased from approximately $12 million in late 2002 to approximately $22 million and $25 million at the end of 2003 and 2004 and $38 million as of September 30, 2005. This increase improves management's ability to engage in near-term planning. We typically fill current backlog within one year.

     In providing our solutions, we work closely with our customers or system integrators, and can therefore be impacted by holiday seasons of the customers and system integrators. As a result, we may sometimes experience a decline in our third quarter revenues due to the summer holiday season in Europe and Israel.

     In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and have a skilled and specialized workforce.

LIRAZ ACQUISITION

     In November 2002, we completed the acquisition of a majority of the outstanding share capital of Liraz, an Israeli company then publicly traded on the TASE. In March 2003, we completed the acquisition of all the remaining outstanding share capital of Liraz. Liraz's development environment, the AppBuilder, acts as a virtual application warehouse for large legacy mainframe installations. Most of BluePhoenix's tools are based on generic technologies that were initially developed to be used in the mainframe environment. By combining with Liraz, we increased sales of our solutions by leveraging Liraz's well-developed marketing infrastructure and expertise in the mainframe environment. In addition, the combination of our respective technical personnel enhances our product development capabilities. We currently offer a broad suite of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe will assist us in achieving our goal of being a market leader in the IT modernization market. Since the beginning of the integration process, our management analyzes the combined business as one business unit.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

VISUAL MAINWIN

     Our revenues relating to the Visual MainWin product depend on the availability of Windows' source code, which is provided by Microsoft under its agreement with our subsidiary, Mainsoft. We believe that the Windows' source code leak in February 2004 has not interfered with our customer relationships. In order to diversify Mainsoft's product offering, we have been developing an innovative product that converts applications developed on .NET to J2EE platform, without the need to rely on Microsoft's source code. While the recently introduced product has gained favorable interest in the technological community, its sales grow slower than initially expected.

CHALLENGES AND OPPORTUNITIES

     Our principal opportunity is to enhance our revenues by leveraging the marketing resources and skilled specialized workforce to market the suite of tools and solutions that we offer. In addition, we have identified a market demand for complementary application development services. Following the delivery of the converted code to the customer, a need to maintain the new code arises. We intend to leverage our knowledge of our customers' converted applications, in order to assist them to further develop and integrate them in the mixed information systems environment they maintain. Accordingly, we anticipate to increase the revenues generated from our customers, by offering them `post conversion' application maintenance and development services.

     The principal challenge we face is to accomplish our growth objectives while also enhancing profitability. In order to expand our revenue base, we will continue to invest in our sales and marketing operations. Since our margins are dependent on the degree of automation of our tools, we plan to continue devoting substantial resources to research and development both internally and through acquisitions. There is no assurance that these investments will lead to revenue growth. If they do not lead to such growth, our profitability will be adversely affected. For example, we expended significant resources to develop, and in 2004, we introduced, a new porting tool, Visual MainWin for J2EE, through our subsidiary, Mainsoft. We consider this tool's cross platform bridging capabilities a technological breakthrough. However, we cannot assure you that this new tool will gain market acceptance to the extent anticipated, and generate the expected growth of revenues.

     In order to improve our profitability, we have been enhancing our off-shore delivery centers in Romania and Cyprus since 2003. These off-shore centers allow us to reduce the prices paid by our customers for our solutions while at the same time improve our operating profit.

CONSOLIDATION OF THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES

     Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


NAME OF SUBSIDIARY                                    BEGINNING CONSOLIDATION
------------------                                    -----------------------

SCH - Software Conversion House Ltd.                  Second quarter of 1998

Mainsoft Corporation                                  Fourth quarter of 1999

M.S.I. MultiConn Solutions International
(1995) Ltd. (1)                                       Third quarter of 1999

IntraComp Group Inc.                                  Second quarter of 2000

Liraz Systems Ltd.                                    Fourth quarter of 2002

Advanced Systems Europe B.V.                          Fourth quarter of 2002

BluePhoenix Solutions B.V.                            Fourth quarter of 2002

Alexandria Migration Technologies Ltd.                First quarter of 2003

CePost Ltd.                                           First quarter of 2004

Outlook & BluePhoenix Ltd.                            First quarter of 2004

Intercomp Ltd.                                        Second quarter of 2004

MultiConn Technologies Ltd.                           First quarter of 2005

I-Ter/ Informatica & Territorio S.p.A                 Second quarter of 2005

Zulu Software Inc.                                    First quarter of 2006

----------

(1) We did not consolidate the results of operations of M.S.I. MultiConn in 2003, since the other shareholders undertook the daily management and control. Following the acquisition of the remaining shareholdings of M.S.I. MultiConn Solutions from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn's results are consolidated with ours.

CRITICAL ACCOUNTING POLICIES

     We prepare the consolidated financial statements of BluePhoenix in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

o REVENUE RECOGNITION. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

          We recognize revenues from direct software license agreements in accordance with statement of position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9) upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

          When a project involves significant production, modification or customization of software, and with respect to fixed fee contracts, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 "Accounting for performance of Construction-Type Contracts." Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. We recognize contract losses, if any, in the period in which they first become evident.

          Under some of our agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right, is recognized ratably over the term of the PCS.

          There are no rights of return, price protection or similar contingencies in our contracts. Accordingly, we do not establish a provision due to the lack of warranties claims in the past. Some of our contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer's involvement in the progress, the existence of other service providers and the payments terms.

          Our revenue recognition policy does not permit any revenue recognition when the payment term exceeds 12 months or when there is an uncertainty related to the relationship with the customer.

          Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are non-refundable.

o CAPITALIZED SOFTWARE RESEARCH AND DEVELOPMENT COSTS. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 ("SFAS 86"). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred net of participation of the office of the Chief Scientist, (the "OCS"). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our failure to accurately predict the life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

o IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

          In accordance with FASB Statement of Financial Accounting Standards No. 142 "Goodwill and Other intangible Assets" ("SFAS 142"), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

          The annual impairment testing required by SFAS 142 also requires us to use our judgment as to the value of these intangible assets. If we are incorrect in these judgments, we may be required to write down the carrying value of our goodwill and other intangible assets in future periods. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and result of operations.

o INCOME TAXES. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

o PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of BluePhoenix Solutions Ltd. and its subsidiaries in which it has a controlling interest. Effective December 31, 2004 we adopted FASB Interpretation No. 46(R) (FIN 46R), "Consolidation of Variable Interest Entities". As a result of the adoption of FIN 46R, we identified our investment in MultiConn Technologies as a variable interest entity with BluePhoenix Solutions Ltd. as the primary beneficiary. We consolidate MultiConn Technologies in our consolidated financial statements as of December 31, 2004.

o ACCOUNTS RECEIVABLE. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer's credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


OUR REPORTING CURRENCY

     Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in FASB Statement of Financial Accounting Standards No. 52. Assets and liabilities have been translated at period-end exchange rates. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. For consolidated companies whose functional currency is other than the dollar, results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are included in the statement of income (loss).

     Following is a summary of the most relevant monetary indicators for the reported periods:

    FOR THE NINE MONTHS        INFLATION RATE          DEVALUATION OF            DEVALUATION OF EURO
    ENDED SEPTEMBER 30,           IN ISRAEL          NIS AGAINST THE US$            AGAINST THE US$
                                      %                       %                            %
            2004                     1.2                     2.3                          2.5
            2005                     1.9                     6.7                          1.1

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


OPERATING RESULTS

     The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:


                                           NINE MONTHS ENDED       YEAR ENDED
                                              SEPTEMBER 30,       DECEMBER 31,
                                           ------------------        -----
                                           2005         2004          2004
                                           -----        -----        -----
                                             %            %            %
                                           -----        -----        -----
STATEMENT OF OPERATIONS DATA
AS A PERCENTAGE OF REVENUES:
Revenues                                   100.0        100.0        100.0
Cost of revenues                            43.6         42.3         42.4
                                           -----        -----        -----
Gross profit                                56.4         57.7         57.6
Software development costs                  13.6         14.2         14.1
Selling, general, and administrative
  expenses                                  37.3         37.1         37.4
                                           -----        -----        -----
Operating income (loss)                      5.5          6.3          6.1
Financial income (expenses), net            (3.5)        (2.2)        (1.5)
Gain on realization of shareholdings           -          0.3          0.2
Other income (expenses), net                 0.2          2.2          1.7
                                           -----        -----        -----
Income (loss) before taxes on income         2.3          6.7          6.5
Income tax expense                             -            -          0.5
                                           -----        -----        -----
                                             2.2          6.6          6.0
Minority interest                              -         (0.5)        (0.1)
Equity in losses of affiliated
  companies, net                               -         (1.0)        (0.9)
                                           -----        -----        -----
Net income (loss)                            2.3          5.2          5.0
                                           =====        =====        =====

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

     REVENUES. Revenues increased 2% from $42.6 million in the nine months ended September 30, 2004 to $43.5 million in the nine months ended September 30, 2005. This increase was mainly in the third quarter of 2005 and it reflects an increase in orders received from customers during the second half of 2005. The prices of our products and services have not changed significantly during the recent three years, and price fluctuations had no material impact on our revenues.

     The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

                                                     NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                  ------------------------
                                                   2005              2004
                                                  ------            ------
                                                     %                 %

United States                                        29                35
Europe (other than Denmark)                          32                29
Denmark                                              22                16
Israel                                               13                15
Other                                                 4                 5
                                                    ---               ---
Total                                               100               100

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

     The increase in ales in Europe is attributed to our marketing efforts during 2005, which resulted in a 25% increase in revenues in Europe (including Denmark) in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. In the United States there was a decrease of 20% in the revenues for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. This decrease is mainly attributable to a temporary delay in new orders from the North American market during the first half of 2005.

     COST OF REVENUES. Cost of revenues consists of salaries, travel costs relating to products and services rendered, amortization of capitalized software costs and consulting fees paid to independent contractors. Cost of revenues increased by 5% from $18.0 million in the nine months ended September 30, 2004 to $18.9 million in the nine months ended September 30, 2005. Cost of revenues as a percentage of revenues increased to 44% in the nine months ended September 30, 2005 compared to 42% in the nine months ended September 30, 2004. The increase in cost of revenues was caused by the increased amount of amortization of intangible assets which reached technical feasibility during 2005.

     SOFTWARE DEVELOPMENT COSTS. Software development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs.

     Software development costs, net, decreased by 3% from $6.1 million in the nine months ended September 30, 2004 to $5.9 million in the nine months ended September 30, 2005. As a percentage of revenues, software development costs, net remained at the same level of 14% in the nine months ended September 30,2004 and the nine months ended September 30, 2005.

     In the past few years, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to FASB No. 86. In the nine months ended September 30, 2005, we capitalized software development costs in an aggregate amount of $6.1 million compared to $5.1 million in the nine months ended September 30, 2004. This increase was primarily due to the implementation of our strategy to expand our tool offerings in order to provide our customers with comprehensive solutions while increasing the degree of automation. These factors are important in order to maintain our leadership position in the market and perform profitable projects.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, third party commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses increased 25% from $15.8 million in the nine months ended September 30, 2004 to $16.2 million in the nine months ended September 30, 2005. The increase in selling, general and administrative expenses is mainly attributable to the marketing and sales efforts during the first nine months of 2005. As a percentage of revenues, selling, general and administrative expenses remained 37% during those periods.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


     FINANCIAL INCOME (EXPENSES), NET. Financial expense in the nine months ended September 30, 2005 was $1.5 million compared to $0.9 million in the nine months ended September 30, 2004. A portion of the increase in financial expenses relates to the issuance of convertible debentures in March 2004, which was partially included in financial expenses in the nine months ended September 30, 2004 and fully accounted for in the nine months ended September 30, 2005. In addition, the increase in financial expenses is attributable to the increase of the company's overall borrowings from banks.

     GAIN ON REALIZATION OF SHAREHOLDINGS. Gain on realization of shareholdings in the nine months ended September 30, 2004 was $112,000. This gain results from a sale of ordinary shares of Level 8. The gain realized from the sale of these shares was $171,000. This gain was partially offset by a loss of $59,000 resulted from the sale of our shareholdings in Tesnet. The sale of Tesnet's shares was for cash consideration of $2.8 million, and the $59,000 loss is mainly attributable to transaction related costs.

     OTHER INCOME, NET. Other income, net in the nine months ended September 30, 2005 was $97,000 compared to $975,000 in the nine months ended September 30, 2004. Other income in the nine months ended September 30, 2004 consists primarily of a $703,000 dividend received from Steps Ventures.

     INCOME TAX EXPENSE. In the nine months ended September 30, 2005, we had an income tax expense of $3,000 compared to $5,000 in the nine months ended September 30, 2004. Due to tax losses carried forward in Israel and in several other subsidiaries, out total tax expense is composed of the net aggregate expense of local taxes paid worldwide by our international subsidiaries.

     EQUITY IN LOSSES OF AFFILIATED COMPANIES, NET. In the nine months ended September 30, 2004, equity in losses of affiliated companies, net, was $424,000. Equity in losses of affiliated companies in the nine months ended September 30, 2004 is comprised of $69,000 representing our share in the losses of Intercomp, and $363,000 representing our share in the losses of MultiConn Technologies. In the nine months ended September 30, 2005, these two affiliates were consolidated in our result of operations, and therefore no equity in losses of affiliated companies was recorded.

     MINORITY INTEREST. Minority interest in the nine months ended September 30, 2005 includes $42,000 representing our minority share in the profits of I-Ter, and $47,000 representing our minority share in the losses of Mainsoft.

LIQUIDITY AND CAPITAL RESOURCES

HOW WE HAVE FINANCED OUR BUSINESS

     In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

     On March 30, 2004, we completed a $5 million private placement to institutional investors. The terms of this transaction were amended on February 18, 2005. Under the terms of this transaction as amended we issued to the institutional investors convertible debentures, bearing interest at a rate of LIBOR calculated on a semi-annual basis. In addition, the institutional investors were granted warrants to purchase up to 285,714 of BluePhoenix's ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The warrants are exercisable during a period of five years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures convertible into BluePhoenix's ordinary shares at a price of $4.50 per share, and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix's ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible.

     We have entered into credit facilities with Bank Discount Le'Israel Ltd., Bank Ha'poalim Ltd., Bank Leumi Le'Israel Ltd. and the First International Bank, of up to $18.4 million as of September 30, 2005 and $21.3 million as of January 27, 2006. The aggregate amount outstanding under these credit facilities is $14.6 million as of September 30, 2005 and $16.8 million as of January 27, 2006. We may use these credit facilities from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for loans, are in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

          o maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;

          o maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

          o maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

     To date, we have met all such covenants.

     As of January 27, 2006, we are committed to purchase from FIMI promissory notes issued to FIMI by our subsidiary, Intercomp, in an aggregate of $4.4 million including interest accrued thereon.

     On September 30, 2005, we had cash and cash equivalents (including marketable securities) of $8.3 million and working capital of $1.2 million. On December 31, 2004, we had cash and cash equivalents (including marketable securities) of $9.5 million and working capital of $6.4 million.

     Net cash provided by operating activities was $3.4 million in the nine months ended September 30, 2005 compared to net cash used by operating activities of $1.3 million in the nine months ended September 30, 2004. Cash provided by operating activities in the nine months ended September 30, 2005 was primarily the result of add-backs from depreciation and amortization. This was partially offset by a decrease in trade payables. Cash used by operating activities in the nine months ended September 30, 2004 was primarily the result of add-backs due to depreciation and amortization. This was partially offset by an increase in receivables and a decrease in payables.

     Liraz has a fixed charge in favor of a bank on certain of its assets, as well as a floating charge on its entire assets, securing ourbank credit line. This credit facility also covers a guarantee of $2 million in the aggregate that we extended to banks relating to the credit line of Level 8.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


     In connection with the purchase of Outlook Systems Ltd.'s software development services activity, in 2004, we extended a guarantee to a bank with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. As a result of negotiations currently held between the parties, we may be required to pay this amount during 2006.

     Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones and customer acceptance for the completed work. During 2004, we mutually agreed with a customer, to terminate a contract. The contract was accounted for under the percentage of completion method. As a result, we recorded a loss of $400,000 in the first quarter of 2004. The payment of our fees is generally dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

CAPITAL EXPENDITURES

     Our capital expenditures were $544,000 in the nine months ended September 30, 2005 and $820,000 in the nine months ended September 30, 2004. Our capital expenditures in those periods related primarily to purchases of computers and related equipment required to support our software development activities. In the nine months ended September 30, 2005 and 2004, we invested $400,000 and $97,000 in other companies.

     In 2002, we purchased a 90% controlling interest in Liraz through a share exchange transaction that was followed by a cash tender offer. We paid for the tendered shares aggregate consideration of $1.1 million. During 2003, we completed an additional tender offer and purchased the remaining outstanding share capital of Liraz for an aggregate of $1.5 million.

     During 2005 and 2004, we did not repurchase any shares under our buy-back programs. As of September 30, 2005, we repurchased 1,870,565 of our ordinary shares, through two of our wholly owned subsidiaries, under our buy-back programs, for an aggregate of approximately $14.7 million. In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $560,000. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares do not confer upon our subsidiaries any voting rights (although entitle their holders to participation rights upon distribution). The first buy-back program adopted in May 1998, enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 1,400,000 ordinary shares. Under the two plans we may acquire an additional 1,242,907 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ National Market on January 26, 2006 was $4.25. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

     We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

CONTRACTUAL COMMITMENTS AND GUARANTEES

     In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. As a result of this agreement, Microsoft agrees to apply the value of Mainsoft's services performed under the Independent Contractor Agreement to accrued royalties up to $1,605,000. During the nine months ended September 30, 2005, Mainsoft accrued royalties due to Microsoft of $231,000, and recognized credits of $600 related to waivers (reduction of cost of revenues) and credits of $51,000, related to services performed (increase in revenues). During the nine months ended September 30, 2004, Mainsoft accrued royalties due to Microsoft of $188,000, and recognized credits of $113,000 related to waivers (reduction of cost of revenues) and credits of $499,000 related to services performed (increase in revenues). The excess credits over the royalties amount is related to previous year's royalties.

     Under funding agreements three of our subsidiaries have entered into with the Office of the Chief Scientist (OCS), these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2005, the aggregate amount of grants received by our subsidiaries from the OCS was $2.3 million.

     In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a JAVA report generator software tool. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of January 27, 2006, we received $30,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

     We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000.

     Under agreements between us and certain of our customers, we undertook to provide such customers bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of January 27, 2006, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $108,000.

     We have contractual commitments under operating leases for rental of office facilities, vehicles and other equipment.

     During 2000, Liraz provided a bank guarantee to secure a loan to Level 8. Liraz recorded a provision of the maximum potential amount of future payment because the realization of the guarantee was reasonably foreseeable. The guarantee is outstanding until November 2006. In the event that the guarantee is exercised, the bank is obligated to grant us a three years loan in an amount of up to the amount of the guarantee. As of September 30, 2005, this guarantee amounted to approximately $2.0 million.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)

     In connection with the purchase of Outlook Systems Ltd.'s software development services activity, in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. As a result of negotiations currently held between the parties, we may be required to pay this amount during 2006.

     In January 2001, we granted FIMI, a creditor of Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in BluePhoenix's ordinary shares. The total outstanding amount of principal and interest accrued as of September 30, 2005 was $4.3 million and as of January 27, 2006 $4.4 million. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI's option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At our option, we may pay FIMI the consideration in BluePhoenix's ordinary shares. However, within 7 business days following our notice to FIMI of our election to pay the consideration in BluePhoenix's ordinary shares, FIMI may notify us that it refuses to receive the shares and seeks instead a payment in cash. In such an event, we shall have to pay FIMI the corresponding cash amount, but shall be entitled to defer such payment until September 30, 2006. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006. After accounting for this payment, there remains $2.33 million of the principal amount of the promissory notes plus interest accrued that may be paid, subject to FIMI's approval as described above, in BluePhoenix's ordinary shares. In addition, as part of the consideration, we are obliged to issue to FIMI warrants to purchase up to 336,000 of our ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share.

     In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix's ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products during a 3-year period commencing on April 1, 2003. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix's shares during the 20 trading days prior to the exercise of any of the options.

     In February 2003, the Israeli Income Tax Authorities issued to BluePhoenix an income tax assessment for the tax year ended December 31, 1997 in the amount of approximately $1.5 million. Following an appeal we filed on this assessment, we received a revised tax assessment for the tax years ended December 31, 1997 through 2001 of approximately $1.2 million. As agreed with the tax authorities, although the revised assessment is not yet final, we paid a down payment of approximately $900,000. Based on consultation with our tax counsel, we believe that while the outcome of any controversy cannot be predicted with complete certainty, the final settlement of this dispute with the Israeli income tax authorities will not exceed $900,000. This tax expense is fully offset against previously existing tax reserves and will not have a material adverse effect on our financial statements as a whole.

                           BLUEPHOENIX SOLUTIONS LTD.

                            (AN ISRAELI CORPORATION)


     We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations.

EFFECTIVE CORPORATE TAX RATES

     In 1996, 1997 and 1998, certain of our operations were granted "approved enterprise" status under the Law for the Encouragement of Capital Investments 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Income derived from our approved enterprise programs will be tax exempt for a period of two years after we have taxable income, and will be subject to a 25% company tax rate for the following five years. We completed the tax exemption period of some of our qualified "approved enterprise" operations and, therefore, these operations are subject to a 25% income tax commencing 1999. If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional "approved enterprise" status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

     On January 1, 2003, Israel's tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

     Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries' residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies. As a result, we anticipate that our net effective tax rate in the foreseeable future shall be lower than 25%.

TREND INFORMATION

     We experienced the same trends affecting our operating results in the nine months ended September 30, 2005 as we experienced during the year ended December 31, 2004.

OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements.